UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Compugen Ltd.

On February 15, 2024, Compugen Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 (the “Press Release”), and incorporated herein by reference, announcing the appointment of Michelle Mahler, M.D., as Chief Medical Officer, effective March 1, 2024.

With the exception of the quotes in the Press Release attributable to Anat Cohen-Dayag, Ph.D., Michelle Mahler, M.D. and Henry Adewoye, M.D., information incorporated by reference in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-270985.

Exhibit
Number	Description of Exhibit

99.1	Press Release dated February 15, 2024 – “Compugen Announces Appointment of Michelle Mahler M.D. as Chief Medical Officer.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: February 15, 2024	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel